January 6, 2006

Mr. Perry Hindin

Special Counsel

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 60-10

Washington, D.C. 20549

Re:	DPAC Technologies Corp. (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-4
Filed December 19, 2005
File No. 333-129532

Dear Mr. Hindin:

DPAC Technologies Corp. (“Registrant”) provides these responses, numbered to correspond with your comments, for which we thank you. This response accompanies Registrant’s Amendment No. 3 on Form S-4/A, which addresses your comments as indicated as in this letter. We also concur with and attach a copy of the letter dated January 4, 2006 that you received from Richard D. Rose of Buchanan Ingersoll PC, attorneys for QuaTech. We believe that those proposed responses have been reviewed by the staff and are satisfactory. The Registrant’s responses below are consistent with those.

Form S-4

Conditions to the completion of the Merger, page 7

1. We note your response to prior comment 9 and the additional corresponding disclosure on page 19. If, in fact, you do not plan to re-solicit shareholders in the event that you waive a material condition and proceed with the Merger, please explain why you believe shareholders have adequate information to vote on the contemplated transaction.

Neither the Registrant nor QuaTech believes that any material conditions to the Merger are now unmet (other than shareholder approvals, which conditions cannot be waived). However, in the unlikely event that a material condition is waived, the parties will be sure to confirm that the respective shareholders have received adequate information in the proxy statement/prospectus to vote on the contemplated transaction; and if we believe that such information has not been provided, we hereby confirm to you that we shall re-circulate information to the shareholders so that no material misstatement or omission exists in the proxy statement/prospectus. Further we confirm that we believe that the treatment of the Merger as a reorganization for income tax purposes is a material condition.

Mr. Perry Hindin

January 6, 2006

Opinion of DPAC’s Financial Advisor, page 45

2. We note your response to prior comments 27 and 32. It is unclear what services Western Reserve Partners provided to QuaTech as its advisor on this transaction that warranted compensation of $400,000. Please explain.

The Registrant understands that Western Reserve Partners was retained by QuaTech to advise it on a strategy for recapitalizing or selling QuaTech. QuaTech is a leveraged company, which needed to develop such a strategy to refinance its existing indebtedness. The Registrant also understands that Western Reserve Partners has provided advice to QuaTech’s management on this transaction as well other alternative strategies, and has primarily aided QuaTech in negotiations with its current lenders as well as negotiations with post-merger proposed lenders.

Accordingly, we have added the following disclosure on page 41 at the end of the second paragraph, “On January 28, 2005, QuaTech retained Western Reserve Partners to advise QuaTech on strategies to recapitalize QuaTech’s debt or to sell QuaTech.” We have also deleted from the same paragraph, “ … QuaTech engaged Western Reserve Partners as its advisor on this transaction,” and replaced it, in the second sentence of the second paragraph, with a description of Western Reserve Partners’ role as “an investment banking firm with which QuaTech had preliminary discussions about strategic alternatives.”

Liquidity and Capital Resources, page 87

3. Please reconcile your response to prior comment 43 with your disclosure on page 20 and elsewhere in the filing that you expect your current cash balances to be insufficient to fund your obligations through February 2006.

The Registrant’s disclosure on page 20, and elsewhere in the filing, related to the Registrant on a stand-alone basis, not including QuaTech, as if the Merger were not completed. The Registrant’s response to prior comment 43, and corresponding disclosure found on page 87, concerned the belief of QuaTech’s management that QuaTech’s cash requirements for at least the next twelve months can be satisfied by QuaTech’s currently available resources.

The Registrant’s and QuaTech’s management also believes that, assuming completion of the Merger as contemplated, the Registrant and QuaTech on a combined basis would have available combined resources to satisfy their combined cash requirements for at least the next twelve months. Therefore, at the end of the first paragraph on page 87, under the heading LIQUIDITY AND CAPITAL RESOURCES in QuaTech’s MD&A, the disclosure now also states, “Further, QuaTech’s management believes that if the proposed merger occurs, the combined entities will have adequate resources to satisfy their cash requirements for at least the next twelve months.”

Item 22, Undertakings

4. We reissue prior comment 71. Please provide the complete undertaking set forth in Item 512(a) of Regulation S-K.

We have included the Item 512(a) undertakings, with the sole exceptions of Item 512(a)(4) dealing with foreign private issuers and the paragraphs (A), (B) and (C) of inapplicable exceptions to Item 512(a)(1) found immediately under Item 512(a)(l)(iii). The revised undertakings may be found starting on page II-1 of Part II.

Mr. Perry Hindin

January 6, 2006

Request for Acceleration

Based on our understanding that these responses shall be acceptable to you, the Registrant hereby requests acceleration of the effectiveness of the Registration Statement to January 11, 2006, 5:30 p.m. Eastern Standard Time, or as soon thereafter as possible.

The Registrant hereby acknowledges that

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

“REGISTRANT”

DPAC TECHNOLOGIES CORP.

/s/ Kim Early

Creighton K. (“Kim”) Early

Chief Executive Officer and President

cc:	Adélaja Heyliger
Kevin Kuhar
Lynn Dicker
Nicholas J. Yocca
Richard D. Rose

Buchanan Ingersoll PC

ATTORNEYS Richard D. Rose 412 562 8425 roserd@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com

January 4, 2006

Perry Hindin

Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	DPAC Technologies Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 19, 2005

By Telecopy (202) 772-9218

Dear Mr. Hindin:

This firm represents QuaTech, Inc. in its proposed merger with DPAC Technologies Corp. As I have discussed with Mr. Adélaja Heyliger of your office we are looking forward to working with DPAC to finalize the Registration Statement. To that end, in response to your comments contained in your letter dated December 30, 2005, we propose the following:

Form S-4

Conditions to the completion of the Merger, page 7

1.	We note your response to prior comment 9 and the additional corresponding disclosure on page 19. If, in fact, you do not plan to re-solicit shareholders in the event that you waive a material condition and proceed with the Merger, please explain why you believe shareholders have adequate information to vote on the contemplated transaction.

Neither QuaTech nor DPAC expect that there are any material conditions to the Merger that are yet to be met (other than shareholder approvals which condition will not be waived). However, in the unlikely event that a material condition is waived, the parties will be sure to confirm that the shareholders have adequate information to vote on the contemplated transaction; and if we believe that such information has not been provided, we will re-circulate information to shareholders so that no material misstatement or omission exists in the proxy statement/prospectus.

January 4, 2006

Page - 2 -

Opinion of DPAC’s Financial Advisor, page 45

2.	We note your response to prior comments 27 and 32. It is unclear what services Western Reserve Partners provided to QuaTech as its advisor on this transaction that warranted compensation of $400,000. Please explain.

As I discussed with Mr. Heyliger, Western Reserve Partners was retained by QuaTech to advise it on a strategy for recapitalizing or selling QuaTech. QuaTech is a leveraged company which needed to develop such a strategy to deal with its leverage. Discussions between Western Reserve and QuaTech began in January 2005 after preliminary discussions between DPAC and QuaTech had occurred but before the current proposed transaction was formed. Western Reserve has provided advice to QuaTech’s management on this transaction as well other alternative strategies. With respect to the current proposed transaction Western Reserve has aided QuaTech in negotiations with its current lenders as well as negotiations with post merger proposed lenders.

Mr. Heyliger has suggested, in light of our conversation, that we should take a closer look at the description of Western Reserve in the Registration Statement. To that end we suggest the following edits to page 41. The last sentence of the first paragraph on that page that reads: “Subsequent to this meeting QuaTech engaged Western Reserve Partners as its advisor on this transaction” should be deleted. The next paragraph should be amended to add the following clause after the words Western Reserve Partners: “, an investment banking firm with which QuaTech had preliminary discussions about strategic alternatives,”. Finally, a new sentence should be added at the end of the second paragraph on the page as follows: “On January 28, 2005 QuaTech retained Western Reserve Partners to advise QuaTech on strategies to recapitalized QuaTech’s debt or to sell QuaTech.”

Liquidity and Capital Resources, page 87

3.	Please reconcile your response to prior comment 43 with your disclosure on page 20 and elsewhere in the filing that you expect your current cash balances to be insufficient to fund your obligations through February 2006.

Please not that the response to prior comment 43 deals with the liquidity of QuaTech and the disclosure on page 20 deal with the liquidity of DPAC. The disclosure on page 87 (related to comment 43) is contained in the MD&A of QuaTech. QuaTech management believes that QuaTech, as differentiated from DPAC, has the available resources to satisfy its cash

January 4, 2006

Page - 3 -

requirements. Further QuaTech’s management believes that if the proposed merger occurs the combined entities will have adequate resources to satisfy their cash requirements.

Item 22. Undertakings

4.	We reissue prior comment 71. Please provide the complete undertaking set forth in Item 512(a) of Regulation S-K.

We understand that DPAC will include the required undertaking in Amendment No. 3 to the Registration Statement, with the exception of the Item 512(a)(4) dealing with foreign private issuers and the paragraphs (A), (B) and (C) of exceptions found under Item 512(a)(1)(iii).

Time is becoming of the essence in this transaction. As it is, DPAC will not be able to provide adequate notice to its shareholders to hold the DPAC shareholders meeting on January 31, 2006 as originally planned. This has caused DPAC to negotiate an extension of its bridge loan with DCV from February 3 until March 3, 2006 with a possible further extension until April 3, 2006, and to reschedule the shareholders meeting into February 2006. Amendment No. 3 to the Registration Statement will contain the necessary changes to the meeting dates, record dates and the description of the DCV bridge loan.

If you are comfortable with the above responses we would like to work with the Staff to determine a date by which DPAC could request acceleration of the effectiveness of the Registration Statement so that the record and meeting dates can be set with certainty.

Please contact me after your review of these proposed responses so that we may have the benefit of the SEC Staff’s thoughts and we can discuss the process to accelerate the effectiveness.

Very truly yours

/s/ Richard D. Rose

Richard D. Rose